Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2022

Unaudited Financial Results

SHENZHEN, China, May 30, 2022 (GLOBE NEWSWIRE)/-- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online and offline consumption platform and a technology-driven service provider in China, today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Operational Highlights:

•
Total number of registered users reached 171 million as of March 31, 2022, representing an increase of 29.4% from 132 million as of March 31, 2021; and users with credit line reached 37.8 million as of March 31, 2022, up by 24.8% from 30.3 million as of March 31, 2021.
•
As of March 31, 2021, we cumulatively originated RMB702 billion in loans, an increase of 40.7% from RMB499 billion a year ago.

User base

•
Number of active users1 who used our loan products in the first quarter of 2022 was 5.7 million, representing a decrease of 30.7% from 8.2 million in the first quarter of 2021.
•
Number of new active users who used our loan products in the first quarter of 2022 was 0.7 million, representing a decrease of 63.1% from 1.8 million in the first quarter of 2021.

Loan facilitation business

•
Total loan originations2 in the first quarter of 2022 was RMB43.2 billion, a decrease of 19.8% from RMB53.8 billion in the first quarter of 2021.
•
Total outstanding principal balance of loans2 reached RMB83.8 billion as of March 31, 2022, representing an increase of 1.7% from RMB82.4 billion as of March 31, 2021.
•
Lexin has continued to expand financing services for small and micro business owners. In the first quarter, loan originations for small and micro business owners reached RMB4.2 billion.
•
Number of orders placed on our platform in the first quarter of 2022 was 27.9 million, representing a decrease of 64.6% from 78.6 million in the first quarter of 2021.

Credit performance

•
90 day+ delinquency ratio was 2.40% as of March 31, 2022.
•
First payment default rate (30 day+) for new loan originations was below 1% as of March 31, 2022.

Technology-Driven Platform Services

•
In the first quarter of 2022, we had served over 100 customers with our technology-driven platform services.
•
In the first quarter of 2022, our customer retention rate3 of technology-driven platform services was over 80%.

New Consumption-Driven, Location-Based Services

•
The GMV4 in the first quarter of 2022 amounted to RMB669 million, representing a decrease of 10.7% from RMB749 million in the first quarter of 2021.
•
In the first quarter of 2022, we served over 271,000 users and 2,300 merchants under new consumption-driven, location-based services.

Other operational highlights

•
The weighted average tenor of loans originated on our platform in the first quarter of 2022 was approximately 12.3 months, representing an increase from 11.7 months in the first quarter of 2021. The nominal APR5 was 14.4% for the first quarter of 2022, representing a decrease from 15.5% in the first quarter of 2021.
1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.

First Quarter 2022 Financial Highlights:

•
Total operating revenue was RMB1,712 million, representing a decrease of 41.8% from the first quarter of 2021. Revenue from new consumption-driven, location-based services was RMB319 million, representing a decrease of 26.2% from the first quarter of 2021. Revenue from technology-driven platform services was RMB497 million, representing a decrease of 26.3% from the first quarter of 2021. Revenue from credit-driven platform services was RMB896 million, representing a decrease of 51.2% from the first quarter of 2021.
•
Gross profit was RMB461 million, representing a decrease of 66.3% from the first quarter of 2021.
•
Net income attributable to ordinary shareholders of the Company was RMB78.1 million, representing a decrease of 89.0% from the first quarter of 2021. Net income per ADS attributable to ordinary shareholders of the Company was RMB0.42 on a fully diluted basis.
•
Non-GAAP EBIT6 was RMB156 million, representing a decrease of 82.8% from the first quarter of 2021.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB129 million, representing a decrease of 83.2% from the first quarter of 2021. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB0.62 on a fully diluted basis.
6.
Non-GAAP EBIT, adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

First Quarter 2022 Financial Results:

Operating revenue decreased from RMB2,944 million in the first quarter of 2021 to RMB1,712 million in the first quarter of 2022. This decrease in operating revenue was due to the decrease in revenues from new consumption-driven, location-based services, technology-driven platform services and credit-driven platform services for the quarter.

Revenue from new consumption-driven, location-based services decreased by 26.2% from RMB432 million in the first quarter of 2021 to RMB319 million in the first quarter of 2022. The decrease was primarily due to the lower consumption desired under the impact of the COVID-19.

Revenue from technology-driven platform services decreased by 26.3% from RMB675 million in the first quarter of 2021 to RMB497 million in the first quarter of 2022. This decrease was primarily due to a decrease from profit sharing model service within technology-driven platform services with the decrease of transaction volume in the first quarter of 2022.

Revenue from credit-driven platform services decreased by 51.2% from RMB1,837 million in the first quarter of 2021 to RMB896 million in the first quarter of 2022. The decrease was primarily due to the decrease of loan facilitation and servicing fees-credit oriented and interest and financial services income and other revenues.

Loan facilitation and servicing fees-credit oriented decreased by 75.9% from RMB1,060 million in the first quarter of 2021 to RMB256 million in the first quarter of 2022. This decrease was primarily due to a decrease in the nominal APR and an increase of guarantee obligation with the increasing credit risk in the first quarter of 2022, which resulted in the decrease in considerations for revenue from loan facilitation and servicing fees-credit oriented.

Interest and financial services income and other revenues decreased by 28.6% from RMB542 million in the first quarter of 2021 to RMB387 million in the first quarter of 2022, which was consistent with the decrease in the origination of on-balance sheet loans in the first quarter of 2022.

Guarantee income increased by 8.0% from RMB235 million in the first quarter of 2021 to RMB254 million in the first quarter of 2022. The increase was primarily due to the increase of loan origination in the first quarter of 2022 and the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Cost of sales decreased by 24.3% from RMB434 million in the first quarter of 2021 to RMB328 million in the first quarter of 2022, which was consistent with the decrease of new consumption-driven revenue.

Funding cost decreased by 27.4% from RMB130 million in the first quarter of 2021 to RMB94.3 million in the first quarter of 2022, which was consistent with the decrease of the interest and financial services income and other revenues.

Processing and servicing cost increased by 16.6% from RMB397 million in the first quarter of 2021 to RMB462 million in the first quarter of 2022. This increase was primarily due to an increase in risk management and collection expenses.

Provision for credit losses of financing and interest receivables was RMB45.5 million in the first quarter of 2022, compared to RMB172 million in the first quarter of 2021. The credit losses have reflected the most recent performance in relation to the Company’s on-balance sheet loans and that the Company has continued to implement prudent credit assessment and risk management policies and procedures.

Provision for credit losses of contract assets and receivables decreased by 67.5% from RMB219 million in the first quarter of 2021 to RMB71.2 million in the first quarter of 2022. The decrease was primarily due to a decrease in the balance of contract assets as of March 31, 2022.

Provision for credit losses of contingent liabilities of guarantee increased by 11.7% from RMB224 million in the first quarter of 2021 to RMB250 million in the first quarter of 2022. The increase was primarily due to the increase of outstanding balances of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit decreased by 66.3% from RMB1,369 million in the first quarter of 2021 to RMB461 million in the first quarter of 2022. The decrease in gross profit was primarily due to the decrease in revenues from new consumption-driven, location-based services, technology-driven platform services and credit-driven platform services, and the increase in processing and servicing cost and provision for credit losses of contingent liabilities of guarantee, and partially offset by the decrease in funding cost, cost of sales, provision for credit losses of financing and interest receivables and provision for credit losses of contract assets and receivables.

Sales and marketing expenses remained stable from RMB346 million in the first quarter of 2021 to RMB360 million in the first quarter of 2022.

Research and development expenses increased by 22.8% from RMB124 million in the first quarter of 2021 to RMB153 million in the first quarter of 2022. This increase was primarily due to an increase in salaries and personnel related costs.

General and administrative expenses decreased by 10.8% from RMB131 million in the first quarter of 2021 to RMB117 million in the first quarter of 2022. This decrease was primarily due to a decrease in salaries and personnel related costs.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB263 million in the first quarter of 2022, as compared to a gain of RMB75.8 million in the first quarter of 2021. The change in fair value was primarily due to the fair value gains realized as result of the release of guarantee obligation along with the decrease in the balances of the underlying outstanding off-balance sheet loans as of March 31, 2022, partially offset by the fair value losses as result of the increase of expected loss rates as of March 31, 2022.

Income tax expense for the first quarter of 2022 was RMB19.4 million, as compared to income tax expense of RMB131 million in the first quarter of 2021. The decrease of the income tax expense was consistent with the decrease of the taxable income in the first quarter of 2022 from the same period of 2021.

Net income for the first quarter of 2022 was RMB81.5 million, representing a decrease of 88.5% from RMB711 million in the first quarter of 2021.

Conference Call

The Company’s management will host an earnings conference call at 9:30 PM U.S. Eastern time on May 30, 2022 (9:30 AM Beijing/Hong Kong time on May 31, 2022).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/eveqnt/5865035

Please note the Conference ID number of 5865035.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 7, 2022, by dialing the following telephone numbers:

United States: 1 855 452 5696 or 1 646 254 3697

International: 61 2 8199 0299

Replay Access Code: 5865035

About LexinFintech Holdings Ltd.

Lexin is a leading online and offline consumption platform and a technology-driven service provider in China. Established in 2013, we leverage our profound understanding of consumers in China and the valuable experience of partnering with hundreds of financial institutions over the years, as well as our advanced technological capabilities, to connect fast-growing new generation consumers and small and micro enterprise owners with well-established national and regional funding partners.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income .

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment (loss)/income. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment (loss)/income. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment (loss)/income have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Jamie Wang

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: jamiewang@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2021	March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,664,132	2,303,519	363,371
Restricted cash	1,305,435	1,454,431	229,431
Restricted time deposits	1,745,898	1,851,454	292,060
Short-term financing receivables, net of allowance for credit losses of RMB307,341 and RMB44,778 as of December 31, 2021 and March 31, 2022, respectively	3,772,975	4,174,599	658,527
Loans at fair value	252,970	281,712	44,439
Accrued interest receivable, net of allowance for credit losses of RMB1,367 and RMB1,452 as of December 31, 2021 and March 31, 2022, respectively	53,513	63,552	10,025
Prepaid expenses and other current assets	941,150	982,696	155,016
Amounts due from related parties	6,337	6,066	957
Deposits to insurance companies and guarantee companies	1,378,489	1,630,230	257,162
Short-term guarantee receivables, net of allowance for credit losses of RMB21,006 and RMB25,675 as of December 31, 2021 and March 31, 2022, respectively	543,949	573,066	90,399
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB187,261 and RMB137,153 as of December 31, 2021 and March 31, 2022, respectively	3,942,700	3,289,348	518,882
Inventories, net	47,816	56,528	8,917
Total current assets	16,655,364	16,667,201	2,629,186
Non‑current assets
Restricted cash	149,247	137,993	21,768
Long‑term financing receivables, net of allowance for credit losses of RMB19,523 and RMB3,007 as of December 31, 2021 and March 31, 2022 respectively	241,127	287,125	45,293
Long-term guarantee receivables, net of allowance for credit losses of RMB4,061 and RMB4,859 as of December 31, 2021 and March 31, 2022, respectively	101,562	105,367	16,621
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB34,973 and RMB25,243 as of December 31, 2021 and March 31, 2022, respectively	244,672	179,498	28,315
Property, equipment and software, net	195,330	214,654	33,861
Land use rights, net	966,067	957,467	151,037
Long‑term investments	469,064	470,372	74,199
Deferred tax assets	1,176,878	1,298,484	204,831
Other assets	826,883	869,891	137,222
Total non‑current assets	4,370,830	4,520,851	713,147
TOTAL ASSETS	21,026,194	21,188,052	3,342,333

LIABILITIES
Current liabilities
Accounts payable	15,705	25,378	4,003
Amounts due to related parties	23,102	24,539	3,871
Short‑term borrowings	1,799,741	1,737,830	274,136
Short‑term funding debts	3,101,381	2,373,313	374,381
Accrued interest payable	24,851	5,784	912
Deferred guarantee income	419,843	448,212	70,704
Contingent guarantee liabilities	928,840	867,676	136,873
Accrued expenses and other current liabilities	3,873,657	3,663,035	577,830
Total current liabilities	10,187,120	9,145,767	1,442,710
Non‑current liabilities
Long‑term funding debts	696,852	1,776,061	280,167
Deferred tax liabilities	54,335	82,891	13,076
Convertible notes	1,882,689	1,876,133	295,953
Other long-term liabilities	137,389	127,748	20,152
Total non‑current liabilities	2,771,265	3,862,833	609,348
TOTAL LIABILITIES	12,958,385	13,008,600	2,052,058
SHAREHOLDERS’ EQUITY:
Class A Ordinary Shares	180	181	28
Class B Ordinary Shares	57	57	9
Treasury stock	-	(25,482)	(4,020)
Additional paid‑in capital	2,918,993	2,954,693	466,091
Statutory reserves	901,322	901,322	142,180
Accumulated other comprehensive income	11,273	12,281	1,937
Retained earnings	4,195,791	4,273,890	674,189
Non-controlling interests	40,193	62,510	9,861
TOTAL SHAREHOLDERS’ EQUITY	8,067,809	8,179,452	1,290,275
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	21,026,194	21,188,052	3,342,333

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2021	2022
	RMB	RMB	US$
Operating revenue:
New Consumption-Driven, Location-Based Services (1)	431,706	318,672	50,269
Technology-Driven Platform Services (1)	674,871	497,281	78,444
Credit-Driven Platform Services (1)	1,837,106	896,425	141,408
Loan facilitation and servicing fees-credit oriented (1)	1,060,420	255,739	40,342
Interest and financial services income and other revenues (1)	541,637	386,774	61,012
Guarantee income (1)	235,049	253,912	40,054
Total operating revenue	2,943,683	1,712,378	270,121
Operating cost:
Cost of sales	(433,469)	(328,213)	(51,774)
Funding cost	(129,760)	(94,253)	(14,868)
Processing and servicing cost	(396,716)	(462,465)	(72,952)
Provision for credit losses of financing and interest receivables	(171,998)	(45,529)	(7,182)
Provision for credit losses of contract assets and receivables	(218,937)	(71,201)	(11,232)
Provision for credit losses of contingent liabilities of guarantee	(223,785)	(249,892)	(39,419)
Total operating cost	(1,574,665)	(1,251,553)	(197,427)
Gross profit	1,369,018	460,825	72,694
Operating expenses:
Sales and marketing expenses	(345,504)	(360,444)	(56,859)
Research and development expenses	(124,207)	(152,506)	(24,057)
General and administrative expenses	(131,101)	(116,997)	(18,456)
Total operating expenses	(600,812)	(629,947)	(99,372)
Change in fair value of financial guarantee derivatives and loans at fair value	75,761	262,868	41,466
Interest expense, net	(19,689)	(15,305)	(2,414)
Investment (loss)/ income	(189)	1,374	217
Other, net	18,249	21,045	3,320
Income before income tax expense	842,338	100,860	15,911
Income tax expense	(131,257)	(19,377)	(3,057)
Net income	711,081	81,483	12,854
Less: net (loss)/ income attributable to non-controlling interests	(458)	3,384	534
Net income attributable to ordinary shareholders of the Company	711,539	78,099	12,320

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	1.94	0.21	0.03
Diluted	1.74	0.21	0.03

Net income per ADS attributable to ordinary shareholders of the Company
Basic	3.87	0.42	0.07
Diluted	3.49	0.42	0.07

Weighted average ordinary shares outstanding
Basic	367,370,488	370,068,984	370,068,984
Diluted	414,600,356	372,075,542	372,075,542

__________________________

(1) Starting from the first quarter of 2022, we report our revenue streams in three categories - new consumption-driven, location-based services, technology-driven platform services, and credit-driven platform services, to provide more relevant and updated information. We also revised the revenue presentation in comparative periods to conform to the current classification.

In providing new consumption-driven, location-based services, we provide platform and services for merchants, shopping malls, and brands to conduct sales and marketing, with the goal to drive transaction volume, for which we charge a service fee. Revenue earned from the online direct sales and services is recognized under new consumption-driven, location-based services, which was previously reported as “Online direct sales” and “Other services” within “Online direct sales and services income” before the change of presentation.

In providing technology-driven platform services, we offer a comprehensive set of services to our customers that enable them to increase revenues, manage financial risks, improve operating efficiency, improve service quality, enhance collections, and reduce overall costs. Revenue earned from platform-based services, membership services and other services is reported as one combined financial statement line item under “Technology-driven platform services.” The membership fees and other services revenue were previously reported as “Membership services” and “Other services” within “Online direct sales and services income” before the change of presentation.

The revenue earned from credit-oriented services is recognized under credit-driven platform services, which includes "Loan facilitation and servicing fees-credit oriented," "Interest and financial services income and other revenues," and "Guarantee income."

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended March 31,
(In thousands)	2021	2022
	RMB	RMB	US$
Net income	711,081	81,483	12,854
Other comprehensive (loss)/ income
Foreign currency translation adjustment, net of nil tax	(2,071)	1,008	159
Total comprehensive income	709,010	82,491	13,013
Less: net (loss)/ income attributable to non-controlling interests	(458)	3,384	534
Total comprehensive income attributable to ordinary shareholders of the Company	709,468	79,107	12,479

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2021	2022
	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	711,539	78,099	12,320
Add: Share-based compensation expenses	48,513	41,568	6,557
Interest expense associated with convertible notes	11,134	10,939	1,726
Investment loss/(income)	189	(1,374)	(217)
Adjusted net income attributable to ordinary shareholders of the Company	771,375	129,232	20,386

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	2.10	0.35	0.06
Diluted	1.86	0.31	0.05

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	4.20	0.70	0.11
Diluted	3.72	0.62	0.10

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	367,370,488	370,068,984	370,068,984
Diluted	414,600,356	414,932,685	414,932,685

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2021	2022
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net income
Net income	711,081	81,483	12,854
Add: Income tax expense	131,257	19,377	3,057
Share-based compensation expenses	48,513	41,568	6,557
Interest expense, net	19,689	15,305	2,414
Investment loss/(income)	189	(1,374)	(217)
Non-GAAP EBIT	910,729	156,359	24,665

Additional Credit Information

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